SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 1)*
POMEROY IT SOLUTIONS, INC.

(Name of Issuer)
Common Stock, $.01 Par Value

(Title of Class of Securities)
731822 10 2

(CUSIP Number)
David B. Pomeroy, II
42475 N. 112th Street
N. Scottsdale, AZ 85262
(480) 595-0699
With a copy to:
Richard G. Schmalzl
Graydon Head & Ritchey LLP
1900 Fifth Third Center
511 Walnut Street
Cincinnati, Ohio 45202
(513) 629-2828
(513) 333-4326 (fax)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
May 15, 2008

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1 (f) or 13d-1 (g), check the following box ☑.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

13D
CUSIP No. 731822 10 2		Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David B. Pomeroy, II

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐ N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		2,070,679*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		22,636**

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,070,679*

WITH:	10	SHARED DISPOSITIVE POWER

22,636**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

2,093,315

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS).

N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.69%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Includes 452,000 Shares issuable upon exercise of currently exercisable stock options.
** Represents 22,636 Shares owned by Mr. Pomeroy’s spouse as to which he disclaims beneficial ownership.

13D
CUSIP No. 731822 10 2		Page 3 of 6 Pages
Preliminary Note: This Amendment No. 1 amends the Schedule 13D filed by the Reporting Person (defined below) with the Securities and Exchange Commission on April 8, 2008 (the “Schedule 13D”). All capitalized terms used but not defined herein have the meanings ascribed to such terms in the Schedule 13D. The Reporting Person is filing this Amendment No. 1 to report the termination of the Joint Bidding Agreement with Charlesbank. Except as set forth in this Amendment No. 1, the Schedule 13D is unmodified.
Item 4. Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended to add the following information:
     On May 15, 2008, Charlesbank provided written notice to the Reporting Person that it was terminating the Joint Bidding Agreement entered into on April 4, 2008. A copy of the May 15, 2008 notice from Charlesbank to the Reporting Person is included as Exhibit A to this Amendment No. 1 and is incorporated herein by reference.
     By letter dated May 16, 2008 and delivered to the Issuer’s board of directors on May 16, 2008, the Reporting Person reaffirmed that the Reporting Person continues to be interested in acquiring the Company and will seek alternative financing. A copy of the May 16, 2008 letter from the Reporting Person to the Issuer’s Board of Directors is included as Exhibit B to this Amendment No. 1 and is incorporated herein by reference.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Schedule 13D is hereby amended to add the following information:
     On May 15, 2008, Charlesbank terminated the Joint Bidding Agreement with the Reporting Person. A copy of the May 15, 2008 letter is filed herewith as Exhibit A and incorporated herein by reference.
     On May 16, 2008, the Reporting Person delivered to the Issuer’s board of directors a letter dated May 16, 2008 reaffirming that the Reporting Person continues to be interested in acquiring the Company and will seek alternative financing. A copy of the May 16, 2008 letter is filed herewith as Exhibit B and incorporated herein by reference.
     Except for the May 15, 2008 and May 16, 2008 letters described above, the Joint Bidding Agreement, the Joint Offer Letter and any option grant agreements or stock option plans, there are no other contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer of voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the Reporting Person, Charlesbank and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.
Item 7. Material to Be Filed as Exhibits

Exhibit A:	Letter dated May 15, 2008 from Charlesbank Equity Fund VI Limited Partnership to David Pomeroy.

Exhibit B:	Letter dated May 16, 2008 from David Pomeroy to the Board of Directors of Pomeroy IT Solutions, Inc.

13D
CUSIP No. 731822 10 2		Page 4 of 6 Pages
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ DAVID B. POMEROY, II
David B. Pomeroy, II

Date: May 16, 2008

    capital partners llc

May 15, 2008	boston | new york

Mr. David B. Pomeroy II	brandon c. white
42475 N. 112th Street	managing director
N. Scottsdale, AZ 85262

Re:	Joint Bidding Agreement dated April 4, 2008 between Charlesbank Equity Fund VI, Limited Partnership and David B. Pomeroy II (the “Agreement”).
Dear Dave:
As you are aware, on May 6, 2008 we had a conversation pursuant to which I informed you that Charlesbank Equity Fund VI, Limited Partnership (“Charlesbank”) had determined not to continue its efforts to engage in the proposed acquisition of Pomeroy IT Solutions, Inc. (the “Acquisition”). Accordingly, we hereby terminate the Agreement pursuant to Article V, Section I, clause (ii) of the Agreement, provided, however, that Charlesbank releases you from any ongoing restrictions pursuant to Article III, Section 1 of the Agreement.
This is a decision that was extremely difficult and disappointing for Charlesbank to reach, given the initial high level of interest we had in Pomeroy IT Solutions, Inc. (the “Company”) and the exciting prospect of working together with you to effect the Acquisition.
Please note that we plan to send a separate letter to the Company’s board of directors (the "Company’s Board”) to inform them of our decision to withdraw from the process and to no longer pursue the potential Acquisition that was outlined in the joint letter, dated April 4, 2008, that we delivered with you to the Company’s Board.
We very much appreciate your having invited Charlesbank to participate with you in the proposed Acquisition and are disappointed we are unable to pursue the Acquisition. We wish you the best of luck going forward.
Sincerely yours,
/s/ Brandon White
Brandon White
Managing Director
200 clarendon street
floor 54
boston, ma 02116
t: 617 619 5486
f: 617 619 5402
 bwhite@charlesbank.cora

DAVID B. POMEROY II
42475 N. 112th Street
N. Scottsdale, AZ 85262
May 16, 2008
Board of Directors
Pomeroy IT Solutions, Inc.
c/o Mr. Keith Coogan
Re: Charlesbank Equity Fund VI, Limited Partnership (“Charlesbank”) Withdrawal from April 4, 2008 Preliminary Proposal to the Board of Directors of Pomeroy IT Solutions, Inc. (“Pomeroy”, or the “Company”).
Dear Keith:
As you have been informed by Charlesbank, they have decided to withdraw from further consideration of the proposed acquisition of Pomeroy as outlined in our joint April 4, 2008 letter to the Pomeroy Board of Directors (the “Proposal”). This is an outcome that should be of great concern to the Pomeroy Board.
Nonetheless, my interest in acquiring the Company remains high and I intend to pursue alternative financing. Consistent with my concerns about the Company as set forth in the Proposal, I continue to be fearful that the Company’s value may further decline. Therefore, I continue to believe that a sale of the Company will be in the best interests of the Company, its shareholders and employees.
Yours truly,

/s/ DAVID B. POMEROY, II David B. Pomeroy, II